EXHIBIT 2.3

                                February 15, 2000

EarthCare Company
14901 Quorum Drive
Suite 200
Dallas, Texas 75240

         Re:  EarthCare Company (the "Company")

Ladies and Gentlemen:

         The undersigned and the Company have entered into a Stock Purchase Agreement dated January 12, 2000 ("Agreement"), pursuant to which Agreement the Company will acquire all of the issued and outstanding stock of International Petroleum Corporation and certain affiliated companies. As a result, the undersigned ("World Fuel") will become the beneficial owner of shares of common stock, $.0001 par value per share ("Common Stock") of the Company.

         In order to induce the Company to effect the transactions contemplated by the Agreement, the undersigned agrees, for the benefit of the Company, that the undersigned will not, without the prior written consent of the Company, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, transfer or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other sale or disposition) of (i) any shares of Common Stock or (ii) other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired until February 15, 2001, at which time shares of Common Stock producing sales proceeds of $2,500,000, net of customary brokers commissions and taxes, if any, on any increase in value of the Common Stock ("Net Proceeds") will be freely tradeable. In addition, shares of Common Stock producing Net Proceeds of $2,500,000 will be freely tradeable on August 15, 2001. Notwithstanding the foregoing, the undersigned may make the following transfers: (i) bona fide gifts and transfers effected by the undersigned other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute an agreement in the form of this agreement and to be bound by the restrictions described herein and therein; (ii) transfers to the transferor's affiliates, as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended, provided the transferee agrees in writing to be bound by the terms hereof, or (iii) transfers made with the prior written consent of the Company, which consent must be approved unanimously by the non-employee members of the Board of Directors of the Company.

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EarthCare Company
February 15, 2000
Page 2


         The Company shall have the option to purchase all or any of the shares of Common Stock owned by World Fuel for so long as such shares are subject to the resale restrictions of this agreement, at a cash price equal to the original per share price determined pursuant to Section 1.2(c) of the Agreement. The Company's option shall be exercised by written notice to World Fuel, and the purchase price of the shares shall be paid by wire transfer within ten (10) days after the date of such notice. Upon payment of the purchase price, the Common Stock purchased shall be transferred to the Company free and clear of all liens and encumbrances.

         This letter shall bind the undersigned and its successors and assigns.

                                            Very truly yours,

                                            WORLD FUEL SERVICES CORPORATION



                                            By:  /S/ JERROLD BLAIR
                                                 -----------------
                                                 Jerrold Blair, President